SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13D
                                   (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                        (Amendment No.                   )

                               AVATEX CORPORATION
                                 -------------
                                 (Name of Issuer)

                                   Common Stock
                         -----------------------------
                         (Title of Class of Securities)

                                  05349F105
                                  ---------
                                (CUSIP Number)

                             Morris F. DeFeo, Jr.
                        Swidler & Berlin, Chartered
                       3000 K Street, N.W., Suite 300
                           Washington, D.C. 20007
                              (202) 424-7500
                              ---------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               April 23, 1998
                               ---------------
              (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                          (Page 1 of 7 Pages)

                           SCHEDULE 13D/A
------------------------                           -----------------------
CUSIP No.  05349F105                                Page 2 of 7 Pages
------------------------                           -----------------------
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1.  NAMES OF REPORTING PERSONS:  Phar-Mor, Inc.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 251466309
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS                                                 WC
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION              Pennsylvania
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NUMBER OF              7.  SOLE VOTING POWER:       1,191,700
SHARES BENEFICIALLY    ------------------------------------------------------
OWNED BY EACH          8.  SHARED VOTING POWER:           0
REPORTING             --------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER:  1,191,700
WITH                  --------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER:      0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,191,700
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           8.64%
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14.   TYPE OF REPORTING PERSON*                CO
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

ITEM 1.     SECURITY AND ISSUER

     This statement relates to the shares of Common Stock, par value $5.00 per share ("Common Shares"), of Avatex Corp. (the "Issuer"), a corporation organized under the laws of the State of Delaware with its principal executive offices at 5910 N. Central Expressway, Suite 1780, Dallas, Texas 75206.

ITEM 2.     IDENTITY AND BACKGROUND

     (a) This statement is filed by Phar-Mor, Inc., a Pennsylvania corporation ("Phar-Mor").

     (b) The business address of Phar-Mor is 20 Federal Plaza West, Youngstown, Ohio 44501-0400.

     (c) The principal business of Phar-Mor is the operation of a chain of discount retail drugstores. The names, positions and business address of each of the directors and the executive officers of Phar-Mor are as follows:

Name                    Position(s)                   Business Address
-----                   -----------                   ----------------
M. David Schwartz       President and                 20 Federal Plaza West
                        Chief Operating Officer       Youngstown, OH 44501

Sankar Krishnan         Senior Vice President         20 Federal Plaza West
                        and Chief Financial Officer   Youngstown, OH 44501

Warren E. Jeffery       Senior Vice President of      20 Federal Plaza West
                        Store Operations and          Youngstown, OH 44501
                        Pharmacy

John R. Ficarro         Senior Vice President,        20 Federal Plaza West
                        Chief Administrative Officer, Youngstown, OH 44501
                        General Counsel and Secretary

Abbey J. Butler         Co-Chief Executive Officer,    20 Federal Plaza West
                        Co-Chairman of the Board,      Youngstown, OH 44501
                        Director

Melvyn J. Estrin        Co-Chief Executive Officer,    20 Federal Plaza West
                        Co-Chairman of the Board,      Youngstown, OH 44501
                        and Director

Daniel H. Levy          Director                       20 Federal Plaza West
                                                       Youngstown, OH 44501

Monroe Osterman         Director                       20 Federal Plaza West
                                                       Youngstown, OH 44501

Arthur Rosenberg        Director                       20 Federal Plaza West
                                                       Youngstown, OH 44501

John D. Shulman         Director                       20 Federal Plaza West
                                                       Youngstown, OH 44501
                              Page 3 of 7

     (d) During the past five years, neither Phar-Mor, nor to the best of Phar-Mor's knowledge, any of the current executive officers or directors of Phar-Mor, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Phar-Mor, nor to the best of Phar-Mor's knowledge, any of the current executive officers or directors of Phar-Mor, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The directors and current executive officers of Phar-Mor are citizens of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Phar-Mor purchased a total of 1,191,700 Common Shares between April 8, 1998 and May 4, 1998 on the New York Stock Exchange as follows:

      Date              Number of Shares         Price per Common Share
      ----              ----------------         ----------------------
     04/8/98               50,000                      $2.3325
     04/9/98               60,000                       2.4964
     04/14/98              65,000                       2.4650
     04/15/98             260,000                       2.3600
     04/16/98              95,000                       2.4098
     04/17/98              60,000                       2.3854
     04/20/98              20,800                       2.3726
     04/21/98              49,000                       2.4590
     04/22/98              18,200                       2.5000
     04/23/98              31,000                       2.4516
     04/24/98              64,000                       2.4131
     04/27/98              46,700                       2.4987
     04/29/98              26,000                       2.5962
     04/30/98             100,000                       2.5938
     05/01/98             154,500                       2.5461
     05/04/98              91,500                       2.5342

Total:                    1,191,700

All of the funds used to purchase the above-mentioned 1,191,700 Common Shares were from Phar-Mor's general corporate funds.

ITEM 4.     PURPOSE OF TRANSACTION

     Based upon publicly available information, the Issuer beneficially owns approximately 39.7% of Phar-Mor's issued and outstanding Common Stock. In addition, Messrs. Melvyn J. Estrin and Abbey J. Butler, co-chairmen of the Board and co-chief executive officers of Phar-Mor, are also co-chairmen of the Board and co-chief executive officers of the Issuer. Messrs. Estrin and Butler recuse themselves from participation in voting on any matters relative to Phar-Mor's dealings pertaining to the Issuer.
                              Page 4 of 7

     Because of the Issuer's ownership interest in Phar-Mor, Phar-Mor believes that the ownership of shares in the Issuer will enable Phar-Mor to participate as a shareholder in matters affecting Phar-Mor's principal shareholder and, thus, Phar-Mor. Phar-Mor is acquiring the Common Shares for that purpose and for investment purposes. From time to time, Phar-Mor will evaluate its position and may determine to acquire additional Common Shares of the Issuer (subject to the availability of shares at prices deemed favorable and the availability of financing) or dispose of Common Shares of the Issuer, at any time and from time to time, as permitted by the federal securities laws.

     Except as described herein, at the present time, Phar-Mor has no plans or proposals which relate to or would result in:

         (a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the Issuer's present board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)      Any action similar to any of those enumerated above.

         Phar-Mor may at any time and from time to time review or reconsider its position and formulate plans or proposals with respect to the Issuer and its securities, but has no current intention of doing so.

                           Page 5 of 7

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number of Common Shares beneficially owned by Phar-Mor is 1,191,700 shares, constituting 8.64% of the Issuer's Common Shares issued and outstanding (based on 13,806,375 Common Shares outstanding based upon the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on February 4, 1998.)

    (b) Phar-Mor has the sole power to vote, to direct the vote of, and to dispose and to direct the disposition of, 1,191,700 Common Shares of the Issuer.

    (c) During the past sixty days, Phar-Mor purchased a total of 1,191,700 Common Shares of the Issuer, as reported in Item 3 above.

    (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Phar-Mor does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares beneficially owned by Phar-Mor, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            Not applicable.


                               Page 6 of 7

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 4, 1998

                                         PHAR-MOR, INC.


                                        By:  /s/ John R. Ficarro
                                           ---------------------------------
                                        Name:    John R. Ficarro
                                             -------------------------------
                                        Title:   Chief Administrative Officer
                                              -------------------------------










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